                              [LIPMAN LOGO OMITTED]

                                                                       Exhibit 1

FOR FURTHER INFORMATION CONTACT

ISRAEL:                                                       UNITED STATES:
Maya Lustig                                                   Jeff Corbin/Lee Roth
Investor Relations & Public Relations Manager                 KCSA Worldwide
Lipman Electronic Engineering Ltd.                            800 Second Ave.
11 Haamal Street, Park Afek                                   New York, NY 10017
Rosh Haayin 48092, Israel                                     (212) 896-1214/(212) 896-1209
972-3-902-8603                                                jcorbin@kcsa.com/lroth@kcsa.com
maya_l@lipman.co.il

                   LIPMAN ELECTRONIC ENGINEERING LTD. REPORTS
                      THIRD QUARTER 2004 FINANCIAL RESULTS

                                    - - - - -

 Revenues of $44.5 Million for the Third Quarter of 2004; 42.7% year-over-year growth;

     Third Quarter Net Income of $9.6 Million, or $0.35 Per Diluted Share;

 Excluding Stock-Based Compensation, Third Quarter Non-GAAP Net Income of $10.7
                      Million, or $0.39 Per Diluted Share;

         Rosh Haayin, Israel, October 25, 2004. Lipman Electronic Engineering
Ltd. (Nasdaq, TASE: LPMA) today announced financial results for the third quarter ended September 30, 2004.

         For the third quarter of 2004, revenues were $44.5 million, an increase of 42.7% over revenues of $31.2 million for the third quarter of 2003. Net income for the quarter was $9.6 million, or $0.35 per diluted share, compared to
$6.9 million, or $0.32 per diluted share, for the comparable period in 2003.
There were 27,042,690 diluted shares outstanding in the third quarter of 2004 compared to 21,329,696 diluted shares outstanding in the third quarter of 2003.
All share and per share data have been retroactively adjusted to reflect a two-for-one stock split effected on June 22, 2004.

         Gross profit for the quarter was $21.1 million, or 47.5% of revenues, compared to $15.7 million, or 50.2% of revenues, for the third quarter of 2003.

         Operating expenses for the three months ended September 30, 2004 included $1.1 million of non-cash stock-based compensation expenses compared to
$247,000 of non-cash stock-based compensation expenses in the comparable period in the prior year. Excluding the effect of stock-

based compensation, non-GAAP net income for the third quarter was $10.7 million, or $0.39 per diluted share, compared to non-GAAP net income of $7.1 million, or
$0.33 per diluted share, for the three months ended September 30, 2003.

         As of September 30, 2004, the Company had cash and cash equivalents of
$166.6 million compared to $57.5 million as of December 31, 2003. Lipman's cash balance as of September 30, 2004 includes net proceeds of approximately $91.3 million from the Company's initial public offering in the United States. During the quarter the Company paid a cash dividend of $5.1 million. On October 4,
2004, Lipman used approximately $69 million of its cash balance to pay the purchase price for all of the shares of Dione Plc.

         For the nine months ended September 30, 2004, revenues increased 42.2%
to $114.9 million, from $80.8 million in the same period last year. Net income for the nine months was $21.0 million, or $0.80 per diluted share, compared to
$19.8 million, or $0.93 per diluted share, in the same period in 2003. There were 26,446,553 diluted shares outstanding in the nine months ended September
30, 2004 compared to 21,278,584 diluted shares outstanding in the first nine months of 2003.

         For the nine months ended September 30, 2004, gross profit was $54.9 million, or 47.8% of revenues, compared to $40.7 million, or 50.4% of revenues, for the same period in 2003.

         Operating expenses for the nine months ended September 30, 2004 included $4.1 million of non-cash stock-based compensation expenses and $600,000 of special severance pay compared to $1.1 million of non-cash stock-based compensation expenses in the nine-month period in 2003. Excluding the effect of stock-based compensation and special severance pay, non-GAAP net income for the period was $25.8 million, or $0.97 per diluted share, compared to non-GAAP net income of $20.8 million, or $0.98 per diluted share, for the nine months ended
September 30, 2003.

         Cash flow from operating activities for the nine months ended September
30, 2004 was $23.6 million.

         Commenting on the results, Isaac Angel, President and Chief Executive
Officer of Lipman said, "The third quarter was of great importance to Lipman as we successfully completed our acquisition of Dione, Plc. As we previously mentioned, the Dione transaction provides Lipman with new customer relationships, an expanded suite of offerings and Dione's talented and seasoned management team. It also provides us with an entree into new markets, particularly South Africa and Finland, as well as a significantly expanded presence in the United Kingdom. Having accomplished this milestone in our growth strategy, we are confident that as the integration of Dione into the Lipman organization takes hold, the combination with Dione will greatly enhance
Lipman's top line and profitability."

         He concluded, "During the third quarter Lipman delivered another solid quarter operationally as we continued to achieve strong revenue growth, while enhancing our competitive position in a number of our key target markets. As we recently announced, Lipman received EMV 2000 approval for our NURIT terminals.
This positions us well in a number of major markets throughout the world where we conduct business, including Turkey, Spain, Italy, UK, Greece, Latin America and Russia.

         Lipman will be exhibiting its latest products and technologies at
Cartes & IT Security 2004 in Paris from November 2 - 4, 2004. Please be sure to visit Lipman representatives for a product demonstration and to discuss the latest trends in security for point of sale technology.

ABOUT LIPMAN

         Lipman is a leading worldwide provider of electronic payment systems.
Lipman develops, manufactures and markets a variety of handheld, wireless and landline POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, as well as integrated pin and smart card ("Chip & Pin")
solutions. In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers, as well as managed professional services such as on-site and call-center support with remote terminal management.

         Lipman's corporate headquarters and R&D facilities are located in
Israel. Lipman also maintains offices in the US, United Kingdom, Turkey, China,
Spain, Finland, Russia, Italy, Canada and Latin America.

Statements concerning Lipman's business outlook or future economic performance;
product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; possible business disruption from acquisitions; and other factors detailed in Lipman's filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.

                               (Tables to follow)

LIPMAN ELECTRONIC ENGINEERING LTD.
CONSOLIDATED BALANCE SHEET

U.S. DOLLARS IN THOUSANDS                          SEPTEMBER 30,    DECEMBER 31,
                                                      2004             2003
                                                    (Unaudited)      (Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                            166,553          57,465
Trade receivables, net                                24,599          23.473
Other receivables and prepaid expenses                 6,946           5,114
Inventories                                           34,085          28,889
                                                     -------         -------
Total current assets                                 232,183         114,941

Long term marketable securities                        1,600           1,600
Property, plant and equipment, net                     7,620           6,966
Severance pay fund                                     2,524           2,196
Other long-term assets                                   889             123
Intangible assets, net                                 7,041           7,196
Goodwill                                               1,150           1,150

TOTAL ASSETS                                         253,007         134,172

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans                --             145
Trade payables                                        13,958          11,917
Other payables and accrued expenses                   13,781          11,517
                                                     -------         -------
Total current liabilities                             27,739          23,579

Long-term bank loans                                      --           1,119
Accrued severance pay                                  3,705           3,083

Total shareholders' equity                           221,563         106,391

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           253,007         134,172

LIPMAN ELECTRONIC ENGINEERING LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                THREE MONTHS                   NINE MONTHS
                                            ENDED SEPTEMBER 30,            ENDED SEPTEMBER 30,

                                             2004           2003           2004             2003
                                         (Unaudited)    (Unaudited)    (Unaudited)      (Unaudited)

Revenues                                    44,499         31,173        114,885          80,809
Cost of revenues                            23,370         15,510         59,982          40,068
                                            ------         ------        -------          ------
Gross profit                                21,129         15,663         54,903          40,741

Operating expenses:
Research and development                     1,640          1,259          4,734           3,577
Selling and marketing                        5,051          4,107         13,463          11,630
General and administrative                   2,034          1,452          6,799           4,379
Special severance pay                            -              -            600               -
Stock-based compensation                     1,102            247          4,147           1,054
Amortization of intangible assets               52             51            155             154
                                                --             --            ---             ---
Total operating expenses                     9,879          7,116         29,898          20,794

Operating income                            11,250          8,547         25,005          19,947
Financial income, net                          684             64          1,358           2,303
Other income, net                                -              8              7             117
                                                 -              -              -             ---
Income before taxes on income               11,934          8,619         26,370          22,367
Taxes on income                              2,382          1,738          5,335           2,609
                                            ------         ------        -------          ------
Net income                                   9,552          6,881         21,035          19,758
                                            ======         ======        =======          ======
Diluted earnings per share(*)                 0.35           0.32           0.80            0.93

Number of shares for diluted
earnings per share(*)                   27,042,690     21,329,696     26,446,553      21,278,584

(*) All share and per share data have been retroactively adjusted for a two-for-one stock split effected on June 22, 2004.

LIPMAN ELECTRONIC ENGINEERING LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. DOLLARS IN THOUSANDS

                                                                        THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                           SEPTEMBER 30,              SEPTEMBER 30,

                                                                      2004          2003          2004           2003
                                                                  (Unaudited)   (Unaudited)    (Unaudited)   (Unaudited)
CASH FLOW FROM OPERATING ACTIVITIES:

Net income for the period                                             9,552         6,881         21,035        19,758
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization                                           343           258            950           733
Stock-based compensation related to options issued to                 1,102           247          4,147         1,054
employees and others
Decrease (increase) in trade receivables and other                   (5,051)       (7,097)        (1,624)      (12,949)
receivables
Decrease (increase) in inventories                                   (3,578)         (795)        (5,234)        1,365
Increase (decrease) in trade payables &                               5,960         2,954          4,305         6,766
other liabilities
Deferred income taxes, net                                              175          (283)          (640)         (156)
Other                                                                   176           634            691            (2)
                                                                    -------        ------        -------        ------
Net cash provided by (used in) operating activities                   8,679         2,799         23,630        16,569

CASH FLOW FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment                              (322)         (186)        (1,664)         (546)
Marketable securities and short-term                                                1,854                        1,854
deposit
Other                                                                    --          (504)            65          (188)
                                                                    -------        ------        -------        ------
Net cash provided by (used in) investing activities                    (322)        1,164         (1,599)        1,120

CASH FLOW FROM FINANCING ACTIVITIES:

Exercise of options granted to employees                                835         1,174          2,036         1,613
Issuance of shares, net                                                  --            --         91,347            --
Principal payments of long-term bank loans                             (314)          (32)        (1,235)          (96)
Dividend Paid                                                        (5,091)           --         (5,091)       (4,661)
                                                                    -------        ------        -------        ------
Net cash provided by (used in) financing activities                  (4,570)        1,142         87,057        (3,144)

INCREASE IN CASH AND CASH EQUIVALENTS                                 3,787         5,105        109,088        14,545

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD            162,766        44,962         57,465        35,522

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                  166,553        50,067        166,553        50,067
                                                                    -------        ------        -------        ------